PROXY STATEMENT

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. __)

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SONOMA VALLEY BANCORP
(Name of Registrant as Specified In Its Charter)

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 3, 2008

To our Shareholders:

The annual meeting of shareholders of Sonoma Valley Bancorp (the "Company") will be held on June 3, 2008, at 6:00 p.m., at Ramekins Event Center, 450 West Spain Street, Sonoma, California 95476. The meeting is being held for the following purposes:

    (1)   To elect six (6) directors to serve until the next annual meeting and until their successors are elected and qualified; and

    (2)   To ratify the selection of Richardson and Co. as independent auditors for Sonoma Valley Bancorp for fiscal year 2008.

In addition, the shareholders may act upon such matters other than the specific items listed above as may properly come before the meeting.

The Board of Directors has fixed the close of business on April 24, 2008, as the record date for determining those shareholders who will be entitled to notice and to vote at the meeting or any postponement or adjournment.

Whether or not you plan to attend the meeting, please complete, date, and sign the enclosed proxy card and return it in the enclosed envelope. Your proxy may be revoked at any time prior to the time it is voted.

As an added convenience, a shareholder can vote by telephone or by using the Internet as indicated on the proxy card. If you vote by telephone or Internet, you do not need to return the proxy card.

                      By Order of the Board of Directors
                      /s/Suzanne Brangham

                      SUZANNE BRANGHAM, Secretary

April 30, 2008
Sonoma, California

WE URGE YOU TO VOTE BY TELEPHONE AT **1-800-776-9437** OR BY USING THE **INTERNET** AS INDICATED ON THE PROXY.

OTHERWISE, PLEASE SIGN, DATE AND RETURN YOUR ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING. IF YOU DO ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.



SONOMA VALLEY BANCORP
202 W. Napa Street
Sonoma, California 95476

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS OF
SONOMA VALLEY BANCORP

This proxy statement contains information related to the annual meeting of shareholders of Sonoma Valley Bancorp (the "Company") to be held on June 3, 2008, beginning at 6:00 p.m., at Ramekins Event Center, 450 West Spain Street, Sonoma California 95476, and at any postponements or adjournments thereof.

A copy of the Company's Annual Report for the year ended December 31, 2007, accompanies this Proxy Statement.

These proxy materials were first mailed to shareholders on or about April 30, 2008.

PURPOSE OF MEETING

At the annual meeting, shareholders will be asked:

(1)   To elect six (6) directors to serve until the next annual meeting and until their successors are elected and qualified; and

(2)   To ratify the selection of Richardson and Co. as independent auditors for Sonoma Valley Bancorp for fiscal year 2008.

In addition, the shareholders may act upon such matters other than the specific items listed above as may properly come before the meeting.

GENERAL PROXY STATEMENT INFORMATION

Introduction

This Proxy Statement is furnished in connection with the solicitation of proxies from the shareholders of the Company. Shareholders are requested to consider and vote upon the matters discussed herein.

Revocability of Proxies

Any shareholder giving the enclosed proxy has the right to revoke it at any time before it is exercised by filing with the Company's Secretary, Ms. Suzanne Brangham, 202 West Napa Street, Sonoma, California 95476, written notice of revocation or by presenting at the meeting a duly executed proxy bearing a later date. A shareholder may also revoke a proxy by attending the meeting and electing to vote in person prior to the taking of any vote.

Solicitation of Proxies

This solicitation of proxies is being made by the Board of Directors of the Company. The expense of preparing, assembling, printing, and mailing these proxy materials will be borne by the Company. It is contemplated that proxies will be solicited principally through the use of the mail, but officers, directors, and employees of the Company may solicit proxies personally or by telephone, without receiving special remuneration. Although there is no formal agreement to do so, the Company may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for the cost of forwarding proxy materials to the beneficial owners of the Company's common stock.

Outstanding Securities and Voting Rights

Holders of record of the Company's common stock at the close of business on April 24, 2008, will be entitled to vote on all matters to be presented at the annual meeting. As of such date, 2,288,709 shares of common stock were outstanding. Votes may be cast in person or by proxy, and each share of common stock entitles its holder to one vote.

With respect to Proposal One, the six (6) directors receiving the highest number of votes will be elected as directors. The affirmative vote of a majority of the shares of the Company's common stock represented and voting at the meeting (which also can constitute not less than 25% of the outstanding shares) is required in order to approve Proposal Two. Under California law, abstentions and broker non-votes shall be counted for purposes of determining a quorum, but will not be counted for or against the proposals or for or against any of the directors.

Each share of common stock is entitled to one vote at the annual meeting, except with respect to the election of directors. In elections of directors, California law provides that a shareholder, or his or her proxy, may cumulate votes; that is, each shareholder has that number of votes equal to the number of shares owned, multiplied by the number of directors to be elected, and the shareholder may cumulate such votes for a single candidate, or distribute such votes among as many candidates as he or she deems appropriate. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been properly placed in nomination prior to the voting, and only if the shareholder has given notice at the meeting, prior to the voting, of his or her intention to cumulate votes for the candidates in nomination. The Company's designated proxy holders (the "Proxy Holders") have discretionary authority to cumulate votes represented by the proxies received in the election of directors. The Proxy Holders intend to vote all proxies received by them in such manner as will assure the election of as many of the nominees described under "Election of Directors" as possible. The six nominees receiving the highest number of votes will be elected to the Board. With respect to any other matter that properly comes before the meeting, the Proxy Holders will vote in accordance with their own discretion.

A proxy for use at the annual meeting is enclosed. Proxies which are properly executed and returned to the Company will be voted at the annual meeting in accordance with the shareholders' instructions contained in such proxies and, at the discretion of the Proxy Holders, on such other matters as may properly come before the meeting. The Company is soliciting discretionary authority to cumulate votes in connection with the election of directors and in connection with any other matters that may properly come before the meeting, as provided for above. Where no contrary instructions are given, the shares will be voted "For" the election of each of the six directors identified under the caption, "Election of Directors" and "For" the ratification of the selection of Richardson and Co. as independent auditors for 2008. Any shareholder has the power to revoke his or her proxy at any time before it is voted.


PROPOSAL NO. 1
ELECTION OF DIRECTORS


In accordance with Article III, Section 2 of the Company Bylaws, the number of directors shall not be less than five(5) nor more than nine (9). All directors of the Company are elected for one-year terms and until their successors are duly elected and qualified. The Board of Directors of the Company proposes that the six nominees named below, all of whom are currently serving as directors of the Company, be re-elected for new one-year terms. Each of the nominees has consented to serve if elected. There are no family relationships between directors and officers. The address of each of the nominees is Sonoma Valley Bancorp, 202 West Napa Street, Sonoma, CA 95476. Ms. Brangham, Ms. Pistole and Messrs. Downing, Hitchcock, and Nicholas are independent directors, as defined in the NASD listing standards.

The six directors standing for election, including a capsule background summary and the number of shares held by each, are as follows:

Name and Principal Occupation	Age	Common Stock Amount and Nature of Beneficial Ownership	Percent of Class (1)
Suzanne Brangham Secretary since 2001; Director of Sonoma Valley Bancorp since its formation in November 2000 and Director of the Bank since March 1995; since 1994, president of 400 West Spain Corp and since 1999, LLC Manager of MacArthur Place.	65	27,798	1.21%
Dale T. Downing Director of Sonoma Valley Bancorp since its formation in November 2000 and Director of the Bank since its formation in 1988; proprietor, Sonoma Market, Inc. and Glen Ellen Village Market, Inc., formerly Shone's Country Store, Inc.	66	42,189	1.84%
Robert B. Hitchcock Director of Sonoma Valley Bancorp since its formation in November 2000 and Director of the Bank since its formation in 1988; Chairman of the Board 1988-1995; retired in 1992 as President, Nicholas Turkey Breeding Farms, a position held since 1982.	63	115,705(2)(5)	5.00%
Robert J. Nicholas Chairman of the Board since 1995; Director of Sonoma Valley Bancorp since its formation in November 2000 and Director of the Bank since its formation in 1988; retired in 1992 as Chairman, Nicholas Turkey Breeding Farms, a position held since 1982.	65	109,807(3)	4.80%
Valerie Pistole Director of Sonoma Valley Bancorp since August 2007 and Director of the Bank since October 2006; a principal of Walter & Pistole since 1982.	57	4,310	0.19%
Mel Switzer, Jr. Vice Chairman since June 2006; President and Chief Executive Officer of the Bank since April 1990; Director of Sonoma Valley Bancorp since its formation in November 2000 and Chairman of the Bank Board since February 2008, Director of the Bank since he joined in 1990.	62	88,419(4)(6)	3.86%
Directors and Executive Officers as a Group (12 persons including the above)		581,817(7)	24.38%

(1)   Percentages are based on a total of 2,288,709 shares outstanding as of March 13, 2008.
(2)   Includes 23,164 shares subject to options exercisable within 60 days.
(3)   Includes 1,234 shares subject to options exercisable within 60 days.
(4)   Includes 2,000 shares unvested restricted stock.
(5)   Includes 10,920 shares held by wife in an IRA account.
(6)   Includes 2,157 shares held by wife in an IRA account.
(7)   Includes a total of 98,216 shares subject of options exercisable within 60 days, includes 10,800 shares unvested restricted stock.

Recommendation of the Board of Directors

The Board recommends that shareholders vote "FOR" each of the six directors nominated.

Committees and Compensation of the Board of Directors

The Board of Directors of the Company has established a standing Audit Committee, Personnel and Policies Committee and Nominating Committee.

The Personnel and Policies Committee performs the role and duties of a compensation committee and serves the function of considering officer compensation and employee benefits. The three members of the Committee are: Robert J. Nicholas (Chairman), Dale T. Downing and Robert B. Hitchcock. The Committee met two times during 2007.

At fiscal year end, the Audit Committee consisted of four independent directors, Messrs. Hitchcock (Chairman), Downing, Nicholas, and Ms. Pistole. The Audit Committee reviews the Company's internal accounting procedures, consults with and reviews the services provided by the Company's independent accountants and makes recommendations to the Board of Directors regarding the selection of independent accountants. The Board of Directors has determined that Robert Hitchcock, Chairman of the Audit Committee, qualifies as the Audit Committee Financial Expert as defined in the Sarbanes-Oxley Act of 2002. The Committee met eight times during 2007.

The Nominating Committee consisted of Ms. Brangham, Ms. Pistole and Messrs. Nicholas, (Chairman), Downing and Hitchcock.

Nominations to the Board of Directors

Our directors and the Nominating Committee take a critical role in guiding our strategic direction and overseeing the management of the Company. Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders and personal integrity and judgment. In addition, directors must have time available to devote to Board activities and to enhance their knowledge of the banking industry. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

The Nominating Committee has a written charter related to its nomination process. The Nominating Committee believes given the diverse skills and experience required to grow the Company that the input of its members and all members of the Board of Directors is important for considering the qualifications of individuals to serve as directors. The Nominating Committee is responsible for recommending a slate of directors for election at the annual meeting.

In carrying out its responsibilities, the Nominating Committee and Board will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate's name in nomination, however, he or she must do so in accordance with the provisions of the Company's Bylaws. Suggestions for candidates to be evaluated by the Nominating Committee and Board must be sent to Suzanne Brangham, Secretary, 202 W. Napa Street, Sonoma, California 95476. Ms. Brangham, Ms. Pistole and Messrs. Nicholas, Chairman, Downing, and Hitchcock are independent directors as defined in the NASD listing standards.

Audit Committee Report

The Audit Committee reviews the Company's internal accounting procedures, consults with and reviews the services provided by the Company's independent accountants and makes recommendations to the Board of Directors regarding the selection of independent accountants. In fulfilling its oversight responsibilities, the Committee has reviewed and discussed the audited financial statements with management and discussed with the independent auditors the matters required to be discussed by SAS 61. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles. There is an Audit Committee Charter and it can be reviewed at sonomavlybnk.com or you can obtain a copy without charge by written request to Sonoma Valley Bancorp, 202 W. Napa Street, Sonoma, California, 95476, Attn: Corporate Secretary.

The Committee discussed with the independent auditors, the auditors' independence from the management of the Company and received written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1.

After the review and discussions mentioned above, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K.

> Respectfully Submitted,
> Sonoma Valley Bancorp Audit Committee,
> Robert B. Hitchcock, Chairman
> Dale T. Downing
> Robert J. Nicholas
> Valerie Pistole

Compensation Committee Interlocks and Insider Participation

Robert J. Nicholas (Chairman), Dale T. Downing, and Robert B. Hitchcock serve on the Personnel and Policies Committee (the board committee performing equivalent functions of a compensation committee). There are no compensation committee interlocks or insider participation on our Personnel and Policies Committee. Our Personnel and Policies Committee does not have a charter.

The Bank has had (and expects to have in the future) banking transactions in the ordinary course of its business with its directors, officers, principal shareholders and their affiliates. These loans are granted on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the same time for comparable transactions with others and, in the opinion of management, do not involve more than the normal risk of collectibility. All director loans have interest rates competitive to those available from other lenders and based on creditworthiness. Loans to directors are reviewed and evaluated by the Bank's loan committee and ratified by the Board, with the interested director abstaining.


EXECUTIVE COMPENSATION
Compensation Discussion and Analysis


Overview of Compensation Program

The Personnel and Policies Committee of the Board has responsibility for monitoring the Company's compensation of senior executives and making recommendations with respect to such compensation to the Board. The Personnel and Policies Committee ensures that the total compensation paid to the executives is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to executives are similar to those provided to other executive officers of similarly situated community bank holding companies. There was no change in the salaries or other incentive compensation for our named executive officers in 2007.

Throughout this proxy statement, the individuals who served as the Company's Chief Executive Officer and Chief Financial Officer during fiscal 2007, as well as the other individuals included in the Summary Compensation Table on page 13, are referred to as the "named executive officers".

Philosophy and Objectives

The Company has historically compensated senior executives through a combination of base salary, bonus and equity-based compensation in a manner that is competitive with comparable community banks and intended to align the incentives with the long-term interests of the Company's shareholders.

The Personnel and Policies Committee also takes into account that, as a result of both the Company's size and location, having comparable compensation packages is necessary in order to retain and attract senior employees in key positions. The Personnel and Policies Committee evaluates both performance and the level of compensation to ensure that the Company remains competitive relative to the compensation paid by peer community banks and community bank holding companies. To that end, the Personnel and Policies Committee believes executive compensation packages provided by the Company to its executives, including the named executive officers, should include both cash and stock-based compensation that provide rewards based on the overall performance of the Company and the role of the senior executives in improving the Company's performance. At the senior executive level, the Personnel and Policies Committee designed the incentive compensation to reward company-wide performance by tying the pool available for distribution to senior executives to the earnings growth for the year and the percentage of increase compared to the prior year. At lower levels the incentive compensation is targeted more at operational goals and achievements in areas under the control of these employees.

Setting Executive Compensation

The Personnel and Policies Committee has structured the Company's annual and long-term incentive-based cash and non-cash executive compensation in a manner intended to motivate executives, including the named executive officers, to achieve earnings growth and other business goals set by the Company and reward the executives for achieving such goals. The Personnel and Policies Committee reviews compensation levels and policies during the year, and makes recommendations to the Board with respect to its findings and any recommendations. There were no changes to the policies or compensation of our named executive officers in 2007. For 2007, the Company utilized Gerrish McCreary Smith Consultants, LLC to review the incentive compensation and the discussion of compensation in this Proxy statement. The Company chose a custom peer group of 12 publicly traded banks or bank holding companies based upon asset size, geographic location and performance. The peer group included First Northern Community Bancorp, United Security Bancorp, Heritage Oaks Bancorp, Community Valley Bancorp, Central Valley Community Bancorp, Pacific State Bancorp, Canyon National Bank, American River Bancshares, Plumas Bank, Oak Valley Community Bank, Citizens Bank of Northern California and Redding Bank of Commerce. Additionally, Gerrish McCreary Smith Consultants, LLC obtained the overall executive compensation survey information from the California Department of Financial Institutions for 2007 for companies of a similar size, and the California Bankers Association Survey, conducted by PerrySmith LLP, an accounting firm, of executive compensation for 2007 of banks of similar size in Northern California for comparison. The overall results of the analysis provided the Personnel and Policies Committee with a comprehensive analysis of the compensation paid to the Company's senior executives with that paid to similarly situated senior executives in the peer group and the industry by size in Northern California. The Personnel and Policies Committee reviewed market data for the four most highly compensated officers at each of the peer group companies and compared it to the four most highly compensated officers of the Company.

A portion of total compensation for senior executives is allocated to incentives as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Personnel and Policies Committee reviews information to determine the appropriate level and mix of incentive compensation. Income from such incentive compensation is realized as a result of the performance of the Company, as determined by the established goals of the Company's cash incentive program.

2007 Executive Compensation Components

The principal components of compensation for the named executive officers in 2007 were:

•base salary;
•incentive compensation;
•long-term equity incentive compensation;
•retirement benefits;
•severance benefits; and
•deferred compensation benefits

Base Salary

The Company provides executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Salary ranges for the named executive officers are determined for each executive based on his or her position and responsibility. The Company competes with many larger banks for top executive talent and, as a result, the base salary component of total compensation is designed to compensate executives, including the named executive officers, competitively within the industry. Base salaries of the executive officers, including the named executive officers, are established by the Board based upon recommendations made by the Personnel and Policies Committee based on other factors as well including relevant peer group information, the executive's job responsibilities, level of experience, individual performance, and overall contribution to the financial results of the Company. In making base salary decisions, the Personnel and Policies Committee uses its discretion and judgment based upon regional and personal knowledge of industry practice but does not apply any specific formula to determine the base salaries for the named executive officers.

Salary levels are typically considered annually as part of the Company's performance review process as well as upon a promotion or other change in job responsibility. Merit based increases to salaries of executives are not common but may be made based on the Personnel and Policies Committee's assessment of each individual's performance.

Cash Incentive Compensation

The Company's cash incentive, or bonus, component of executive compensation is designed to reflect the Personnel and Policies Committee's belief that a portion of the compensation of executive management, including the Chief Executive Officer and the Company's managers and staff, should be contingent upon the overall performance of the Company. The program is intended to motivate and reward executive officers and employees by tying the benefit to the financial success of the Company. The amount to be set aside under the cash incentive program is determined based on the net profits for the fiscal year and the amount of increase over the prior year's net profits. After determining the amount available for distribution, the program provides that sixty percent (60%) will be allocated to executive management, including the named executive officers, and forty percent (40%) to management and staff.

Each of the named executive officers for the fiscal year ended December 31, 2007, received the following cash incentive awards under the Company's cash incentive program.

Name	2007 Cash Incentive Awards
Mel Switzer, Jr.	$129,573
Mary Dieter Smith	$63,787
Sean Cutting	$80,983
Cathleen Gorham	$48,590

The cash incentive awards made to named executive officers are reflected in column (g) of the Summary Compensation Table on page 13.

<u>Long-Term Equity Compensation</u>

The Company provides its executive officers with long-term equity compensation, in the form of grants of options, restricted stock, stock appreciation rights and stock bonuses under the Company's 2002 Equity Incentive Plan. Advantages of long-term equity compensation include favorable accounting and tax treatment and the ability to meet the almost universal expectation in the industry to provide stock options and other equity-based compensation to employees. The Personnel and Policies Committee believes that long-term equity compensation provides the Company's executive officers, including the Chief Executive Officer, with the opportunity to purchase and maintain an equity interest in the Company and to share in the appreciation of the value of the Company's common stock. The Personnel and Policies Committee believes that stock options and other equity-based compensation assist in motivating executives to maximize long-term shareholder value.

All stock options that were granted, including to the Chief Executive Officer, have been granted at the fair market value of the Company's common stock on the date of grant. The Personnel and Policies Committee determines the fair market value based upon the closing price of the Company's stock on the day of determination. The Committee considers each option subjectively, considering factors such as the individual performance of the executive officer and the anticipated contribution of the executive officer to the attainment of the Company's strategic goals.

The ability to provide equity incentives, through the granting of stock options and other equity-based compensation, gives the Personnel and Policies Committee the ability to create a combination of cash and stock-based incentive compensation programs to promote high performance and achievement of corporate goals by executives and employees, encourage the growth of shareholder value and allow key employees to participate in the long-term growth and profitability of the Company.

Awards of equity-based compensation are not routinely made but may occur throughout the year.

The granting of equity-based compensation helps to:

- enhance the connection between shareholder value and long-term executive incentive compensation;
- provide an opportunity for increased equity ownership by executives; and
- maintain competitive levels of total compensation.

The majority of stock options granted by the Personnel and Policies Committee vest at a rate of 20% per year over the first five years of a ten-year option term. Vesting and exercise rights cease upon termination of employment except in the case of death (subject to a one year limitation), disability or retirement. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends.

The Personnel and Policies Committee awards restricted stock to senior executives, including the named executives, based upon substantially the same factors described above for the issuance of stock options. The Personnel and Policies Committee determines the number of shares to be awarded to particular senior executives and the vesting of the shares, typically over five years at a rate of 20% per year, although the grant to Mr. Switzer in 2006 included vesting over three years. Upon issuance of restricted shares, the holders have many of the rights and privileges of a shareholder including voting rights. Upon termination of employment, all restricted shares that have not vested are forfeited, without further obligation of the Company.

To date, the Company has not required any participant to pay for their restricted shares. The fair market value of restricted shares is determined on the grant date, which is the date of determination. The Personnel and Policies Committee awarded restricted shares for the first time in 2006 in recognition of the improvements in the Company's financial results and achievements in the safety and soundness of the bank's internal processes. Although the Company has historically only issued stock options and restricted shares, it may in the future grant stock appreciation rights, or other equity-based compensation as permitted in the 2002 Equity Incentive Plan and as determined appropriate by the Personnel and Policies Committee.

Retirement Benefits

Certain of the Company's executives, limited to a select group of management and highly compensated employees, are eligible to participate in the Supplemental Executive Retirement Plan and, along with all other employees, in the Company's 401(k) plan. Under the Supplemental Executive Retirement Plan ("SERP"), eligible executives, including the named executive officers, earn the right to receive certain benefits upon retirement. Under the SERP Retirement benefits are provided annually after retirement and calculated and based upon a fifteen year vesting schedule and a percentage of the average of the best five years of the participant's cash compensation, including salary, incentive and bonus.

The SERP is a plan similar to those adopted and utilized by the Company's peer groups and provides the types of retirement benefits that are expected by executive officers of similarly situated banks and bank holding companies. The SERP benefits certain eligible executives based upon the Personnel and Policies Committee's discretion and the completion of a participation agreement. The benefits associated with SERP participation are a yearly benefit after termination from the company and the amount of the benefit is determined by a formula multiplying a factor determined by years of service with an average of the highest five years of compensation. The SERP is an unfunded plan and the Bank has purchased insurance policies to assist with the eventual funding of the SERP benefits in the future. The policies are owned whole life insurance policies with the cash value of the policies owned by the Bank and the death benefit on the employee paid to the Bank as well.

Under the 401(k) plan, the Bank matches employee contributions in the amount of 40% of employee's contribution but not to exceed the Internal Revenue Service limit. When the Committee targets overall compensation for executive officers, it does not factor in the compensation benefits expected to be received under the 401(k).

The Company also provides certain retirement benefits for its non-employee directors pursuant to director benefit agreements. Because of the difficulty in attracting and retaining experienced and suitable candidates to serve as independent directors, the Personnel and Policies Committee believes these limited retirement benefits are an appropriate manner to reward its independent directors for their service to the Company. Under the terms of the director benefits agreements, upon retirement at age 70, eligible directors will receive annual retirement benefits in the amount of $500 multiplied by the number of years of service on the board of directors of the Company or the Bank and increased at the rate of two percent (2%) each year beginning after the commencement of benefits. Benefits are paid until the death of the director or the director's spouse, if the spouse survives the director. Upon commencement of benefits, payments are made annually. If the director retires before age 70, the director does not receive the benefits.

Severance Benefits

The Personnel and Policies Committee believes that reasonable severance benefits should be made available to senior executives upon a change of control that results in the termination of their employment. This is also a consistent practice among the Company's peer group. The Company has agreed to certain severance agreements with certain of its senior executives recognizing the fact that it may be difficult for these individuals to find comparable positions within a short period of time following termination of their employment.

Under the terms of the severance agreements, in the event the executive is terminated within two years following a change of control of the Company, the executive is entitled to his or her base salary in a lump sum or, at the Company's discretion, in twelve equal monthly installments. Severance benefits are not paid if an executive is terminated for gross malfeasance, fraud, deceit, theft or similar acts that would subject the executive to civil or criminal liability or would injure the Company. The Company's Chief Executive Officer, Mel Switzer, is entitled to two years of base salary under his severance agreement and all other executives are entitled to one year of base salary. The Personnel and Policies Committee has found that these levels of severance benefits are commensurate with, and part of the general practice of, its peer group.

Deferred Compensation

The Company's directors and a select group of management and highly compensated employees, including the named executive officers, are entitled to participate in the Company's deferred compensation plan. Under the deferred compensation plan, eligible participants can defer up to 50% of salary and 100% of the annual bonus. Directors can defer 100% of their fees. These assets that are deferred accrue interest and provide a return equal to 120% of the corporate bond rate, as determined in August of each year, and rounded up the nearest whole percentage point.

Effective January 1, 2005, the Company has two Deferred Compensation Plans. One dated April 1, 1995 is grandfathered under the old rules and the other Plan is effective January 1, 2005 in compliance with Section 409A requirements. The April 1, 1995 Plan no longer received contributions after the year ending December 31, 2004.

Under the terms of the Company's January 1, 2005 Deferred Compensation Plan, for each plan year eligible participants may defer a minimum of $2,000 of each of the participant's base salary, annual bonus or directors' fees and a maximum of 50% of their base salary and 100% of their annual bonus and directors' fees. Prior to any distributions, interest is credited and compounded annually on each participant's account balance at a preferred crediting rate, which is equal to 120% of Moody's Seasoned Corporate Bond rate for the month of August immediately prior to each plan year, rounded up to the nearest whole percentage. Upon retirement, a participant receives his or her account balance and if the balance is paid in installments the undistributed portion is credited with interest and compounded annually at the preferred rate.

All deferred compensation plans including the SERP and director retirement are being reviewed and amended to comply with the Internal Revenue Service Code, Section 409A by the end of 2008.

Perquisites and Other Personal Benefits

The Company does not provide named executive officers with any significant perquisites or other personal benefits. The perquisites that are provided are believed to be reasonable and consistent with the Company's overall compensation program and adequately assist the Company in retaining superior employees for key positions.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Personnel and Policies Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes.

Accounting for Stock-Based Compensation

Beginning on January 1, 2003, the Company approved accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R).

Compensation Committee Report

The Personnel and Policies Committee has reviewed and discussed the Compensation Discussion and Analysis section with management and recommends that the Compensation Discussion and Analysis section be included in this proxy statement.

In conclusion, the Committee believes that the company's current compensation levels are consistent with Company goals.

Respectfully Submitted,
Sonoma Valley Bancorp Personnel and Policies Committee,
Robert J. Nicholas, Chairman
Dale T. Downing
Robert B. Hitchcock

Attendance at Board, Committee and Shareholder Meetings

The Board of Directors met eleven times during 2007 for regular board meetings. All members of the Board attended at least 75% of all board meetings and meetings of the committees on which they served during 2007. All of the members of the Board of Directors attended last year's annual meeting of shareholders.

Directors' Remuneration

The directors of the Company are scheduled to meet at least quarterly and receive $100 for each meeting. The independent directors of Sonoma Valley Bank (the "Bank") receive $800 for each regular board meeting and $300 for each committee meeting they attend, as a member. The Chair of the Board of Directors of the Bank received $1,100 for each Bank meeting in 2007. The Chair of the Audit Committee receives $750, the Chair of the Loan Committee receives $500 and all other committee chairs receive $400 for each committee meeting attended. In 2007, the board approved a $9,000 retainer for directors of the Bank Board payable either in cash or stock options. For those directors that selected options, one third vested in 2007 and the remaining two thirds vests in 2008 and 2009. The President and Chief Executive Officer did not receive any director fees.

Director Compensation

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
A Brangham	24,400[1]	0	0		6,440	0
B Downing	29,300[1][2]	0	0	0	12,589	0
C Hitchcock	23,800[1]	0	0[3]	0	7,109	0
D Nicholas	22,018[4][5]	0	25,145[6][7]	0	12,030	0
E Page	9,750[1]				0	0
F Pistole	24,800[1]		100,869		29	0
G Sangiacomo	15,918[5][8]	0	25,145[6][9]	0	3,070	0
H Weise	23,400[1]	0	0[10]	0	1,844	0

(1) Includes $9,000 annual retainer. Mr. Page's retainer was $6,750 for serving for a partial year.
(2) All of Mr. Downing's director fees were deferred under the Deferred Compensation Plan.
(3) Mr. Hitchcock has outstanding options to purchase 27,798 shares under the 1996 Stock Option Plan.
(4) One-half, $10,700, of Mr. Nicholas' director fees were deferred under the Deferred Compensation Plan.
(5) Includes $618 annual retainer
(6) Options awarded in lieu of annual retainer. One third vested in 2007, 2008, and 2009 at a compensation cost of $8,382.
(7) Mr. Nicholas has outstanding options to purchase 4,633 shares under the 1996 Stock Option plan and 1,235 shares under the 2002 Stock Option plan.
(8) All of Mr. Sangiacomo's director fees were deferred under the Deferred Compensation Plan.
(9) Mr. Sangiacomo has outstanding options to purchase 27,792 shares under the 1996 Stock Option Plan.
(10) Mr. Weise has outstanding options to purchase 13,899 shares under the 1996 stock option plan.

In 2007, Ms. Brangham received $800 for serving on the Board, $9,600 for serving on the Board of the Bank, and the remaining $5,000 for serving on various Bank committees. Mr. Downing received $800 for serving on the Board, $9,600 for serving on the Board of the Bank, and the remaining $9,900 for serving on various committees. Mr. Downing receives an additional $200 per committee meeting he attends as a committee chair. Mr. Hitchcock received $800 for serving on the Board, $9,600 for serving on the Board of the Bank, and the remaining $4,400 for serving on various committees. Mr. Hitchcock receives an additional $350 per committee meeting he attends as a committee chair. Mr. Nicholas received $800 for serving on the Board, $13,200 as Chairman of the Bank Board, and the remaining $7,400 for serving on various Bank committees. Mr. Page received $2,400 for serving on the Board of the Bank, and the remaining $600 for serving on various Bank committees. Ms. Pistole received $100 for serving on the Board, $9,600 for serving on the Board of the Bank, and the remaining $6,100 for serving on various Bank committees. Additionally, Ms. Pistole was awarded 10,000 options under the 2002 Stock Option plan which vest over a five year period. Mr. Sangiacomo received $700 for serving on the Board, $9,600 for serving on the Board of the Bank, and the remaining $5,000 for serving on various Bank committees. Mr. Weise received $400 for serving on the Board, $9,600 for serving on the Board of the Bank, and the remaining $4,400 for serving on various Bank committees.

Security Ownership of Certain Beneficial Owners and Management

Principal Shareholders

The following table sets forth certain information as of March 13, 2008, with respect to the beneficial ownership of the Company's common stock for each person known to the Company to own beneficially 5% or more of the outstanding shares of the Company's common stock. The table on page 3 of this proxy statement sets forth, as of March 13, 2008, certain information with respect to the beneficial ownership of shares of the Company's common stock by all directors of the Company individually, and all directors and all executive officers of the Company as a group. As of March 13, 2008, there were 2,288,709 shares of common stock outstanding. The address for the shareholders listed is Sonoma Valley Bancorp, 202 W Napa Street, Sonoma, California 95476.

Name of Shareholder	Number of Shares	Percent
Robert B. Hitchcock	115,705(1)	5.00%

(1)   Includes 23,165 shares subject to options exercisable within 60 days and 10,920 shares held by wife in an IRA account.

EXECUTIVE COMPENSATION OF MANAGEMENT, OWNERSHIP OF CERTAIN SHAREHOLDERS AND CERTAIN RELATED TRANSACTIONS

The following information regarding each person who currently serves as an executive officer of the Bank is listed below; the executive officers serve at the discretion of the Board of Directors in their various capacities.

Officer	Age	Position with the Bank and Principal Occupations During the Past Five Years
Mel Switzer, Jr.	62	Chairman and CEO of the Bank since January, 2008, Vice Chairman, President and CEO of the Company and Bank since June 2006; President and Chief Executive Officer of the Company since November, 2000, President and Chief Executive Officer of the Bank since April 1990.
Mary Dieter Smith	59	Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary of the Company and Bank since February, 2008; Executive Vice President , Chief Operating Officer and Assistant Corporate Secretary of the Company since November 2000, Executive Vice President and Chief Financial Officer and Assistant Corporate Secretary since June 1997; Executive Vice President, Chief Financial Officer and Asst. Corporate Secretary since January 1993; Vice President, Chief Financial Officer and Assistant Corporate Secretary from June 1988 to January 1993.
Sean Cutting	38	President, Chief Administrative Officer and Chief Lending Officer of the Bank since January 2008 and Executive Vice President, Chief Lending Officer of the Bank since June 2006; Senior Vice President and Chief Lending Officer of the Bank since August 2003; Vice President and Loan Group Manager of the Bank since April 2003; Vice President and Commercial Loan Officer of the Bank since June 2002;
Cathleen Gorham	42	Executive Vice President, Chief Operating Officer and Branch Administrator of the Bank since February 2008, Senior Vice President and Branch Administrator since July 2005; Vice President and Bank Operations since May 2001; Operations Officer since 1992.

Executive Compensation

As to the Company's Chief Executive Officer, Chief Financial Officer and the two other most highly compensated executive officers, the following table sets forth total remuneration received from the Company for services performed in all capacities during the last year.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	STOCK AWARD[6] ($)	OPTION AWARDS ($)	NON EQUITY INCENTIVE PLAN COMPENSATION	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS	ALL OTHER COMPENSATION	TOTAL
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
PEO Mel Switzer, Jr.	2007	240,000[1]	0	0	0	129,573[2]	313,877[3]	25,831[4]	709,281
	2006	206,667[5]	0	78,750	0	153,216[7]	232,744[8]	10,879[9]	682,256
PFO Mary Dieter Smith	2007	148,500[10]	0	0	0	63,787[11]	121,083[12]	16,965[13]	350,335
	2006	136,997[14]	0	78,750	0	76,608[15]	122,892[16]	0	415,247
A Sean Cutting	2007	171,600[17]	0	0	0	80,983[7]	35,272[17]	21,315[18]	309,170
	2006	141,267	0	131,250	0	95,760[7]	27,263[19]	0	395,540
B Cathleen Gorham	2007	118,939[21]	15,000	0	0	48,590[7]	18,392[20]	12,386	213,307
	2006	106,669	0	78,750	0	57,456[7]	0	0	242,875

(1) 5% of salary or $12,000 was deferred to the 2005 Deferred Compensation Plan.

(2) Amount awarded pursuant to the Company's cash incentive program. Of which 25% or $32,393 was deferred under the 2005 Deferred Compensation plan.

(3) Represents the change in actuarial present value of the accumulated benefit for Mel Switzer, Jr. under all of our benefit plans and the above-market amount for rates that exceeded 120% of the applicable federal rate or $543.

(4) Include matching contributions to 401(K) Plan, personal use of Company car, cash dividend on restricted stock and $11,600 gross up for taxes on restricted stock vesting in 2007

(5) 5% of salary or $10,333 was deferred to the Deferred Compensation Plan.

(6) The amounts in this column reflect the aggregate grant date fair value under FAS 123(r) of awards made during the indicated year. The assumptions we use in calculating these amounts are discussed in Note L to our financial statements for the year ended December 31, 2006.

(7) Amount awarded pursuant to the Company's cash incentive program.

(8) Represents the change in actuarial present value of the accumulated benefit for Mel Switzer, Jr. under all of our benefit plans and the above-market amount for rates that exceeded 120% of the applicable federal rate, or $2,360.

(9) Includes matching contributions to 401(k) Plan, personal use of Company car and cash dividend on restricted stock award.

(10) 10% of salary or $14,850 was deferred to the 2005 Deferred Compensation plan.

(11) Amount awarded pursuant to the Company's cash incentive program of which 10% or $7,661 was deferred to the 2005 Deferred Compensation Plan.

(12) Represents the change in actuarial present value of the accumulated benefit for Mary Smith under all of our benefit plans and the above-market amount for rates that exceed 120% of the applicable federal rate or $506.

(13) Includes matching contributions to the 401(k) plan, cash dividend on restricted stock and $6,960 gross up for taxes on restricted stock vesting in 2007.

(14) 5% of salary, or $6,850, was deferred to the Deferred Compensation Plan.

(15) Amount awarded pursuant to the Company's cash incentive program of which 10%, or $7,661 was deferred to the Deferred Compensation Plan.

(16) Represents the change in actuarial present value of the accumulated benefit for Mary Smith under all of our benefit plans and the above-market amount for rates that exceeded 120% of the applicable federal rate, or $2,376.

(17) Represents the change in actuarial present value of the accumulated benefit for Sean Cutting under all of our benefit plans and the above-market amount for rates that exceeded 120% of the applicable federal rate or $5.

(18) Includes matching contributions to 401(k) Plan, stock dividend on restricted stock and $11,600 gross up for taxes on restricted stock vesting in 2007.

(19) Represents the change in actuarial present value of the accumulated benefit for Sean Cutting under all of our benefit plans and the above-market amount for rates that exceeded 120% of the applicable federal rate, or $25.

(20) Represents the change in actuarial present value of the accumulated benefit for Cathy Gorham under all of our benefit plans.

(21) Includes matching contributions to 401(K) Plan, stock dividend on restricted stock and $6,960 gross up for taxes on restricted stock vesting in 2007.

Grants of Plan-Based Awards

There were no stock or option awards during the fiscal year ended December 31, 2007.

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITES (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	
PEO Mel Switzer, Jr.	N/A		129,573							
PFO Mary Dieter Smith	N/A		63,787							
A Sean Cutting	N/A		80,983							

Cash Incentive Program

On July 20, 2005 the Board of Directors adopted an incentive pool formula, effective January 1, 2005, for objectively determining the amounts to be awarded under the Company's cash incentive program. The cash incentive program is intended to provide an incentive for executive officers, managers and staff tied to the Company's financial performance and increases over the prior year's financial performance. Specifically, the formula provides for a pool of funds available for cash incentive awards equal to (A) 10% of the Company's net profits, up to the amount of the prior year's net profit level; (B) 40% of the amount of net profits that are above the prior year's net profit level, up to a 10% increase over the prior year; and (C) 55% of all additional net profit increases over 10%. After determining the amount available for issuance under the formula, 60% of that amount is awarded to the executive management group and 40% to managers and staff.

Outstanding Equity Awards at December 31, 2007, Fiscal Year-End

NAME	OPTION AWARDS					STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISEABLE	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
PEO Switzer	11,487[1]	0	0	123,750	3/18/08	2,000[2]	50,300	0	0
PFO Smith	11,486[3]	0	0	91,500	4/21/09	2,400[4]	60,360	0	0
A Cutting	18,000[5]	4,500[6]	0	372,720	1/21/14	4,000[4]	100,600	0	0
B Gorham	0	0	0	0	N/A	2,400[4]	60,360	0	0

(1) All were granted on March 18, 1998 under the 1996 Stock Option Plan and are fully vested.
(2) Awarded under the 2002 Equity Incentive Plan. The restricted shares vest in three equal installments on each anniversary of the date of grant beginning July 19, 2007.
(3) All were granted on April 21, 1999 under the 1996 Stock Option Plan and are fully vested.
(4) Awarded under the 2002 Equity Incentive Plan. The restricted shares vest in five equal installments on each anniversary of the date of grant beginning July 19, 2007.
(5) All were granted on January 21, 2004 under the 2002 Equity Incentive Plan and are fully vested.
(6) All were granted on January 21, 2004 under the 2002 Equity Incentive Plan and the shares vest in 2008.

Option Exercises and Stock Vested at December 31, 2007, Fiscal Year-End

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
(a)	(b)	(c)	(d)	(e)
Mel Switzer, Jr.	0	0	1,000 [1]	29,000
Mary Dieter Smith	5,743[2]	115,054	600 [1]	17,400
Sean C. Cutting	0	0	1,000 [1]	29,000
Cathleen Gorham	0	0	600 [1]	17,400

(1) Restricted stock vested July 19, 2007 from a grant awarded July 19, 2006 under the 2002 Equity Incentive Plan.
(2) On August 22, 2007 Ms. Smith exercised 5,743 shares from a April 21, 1999 grant of an option to purchase 28,715 shares. The exercise price of the options was $7.97 per share compared to a market value of $28.00 per share at the time of exercise.

Pension Benefits at December 31, 2007, Fiscal Year-End

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
(a)	(b)	(c)	(d)	(e)
PEO Mel Switzer, Jr.	Sonoma Valley Bank Supplemental Executive Retirement Plan	14	1,451,370	0
PFO Mary D Smith	Sonoma Valley Bank Supplemental Executive Retirement Plan	14	850,028	0
A Sean Cutting	Sonoma Valley Bank Supplemental Executive Retirement Plan	3	83,987	0
B Cathleen Gorham	Sonoma Valley Bank Supplemental Executive Retirement Plan	2	18,392	0

SERP Plan at December 31, 2007, Fiscal Year-End

During 1994, the Bank adopted a Supplemental Executive Retirement Plan ("SERP Plan"). The SERP benefits certain eligible executives based upon the Personnel and Policies Committee's discretion. Currently, there are four executives and one retired executive that are eligible for benefits under the SERP Plan. The plan provides that the Bank will pay the participants specified annual amounts over a specified period after retirement, and to make those payments to the participant's beneficiary or estate if death should occur prior to or during retirement. The amount of benefit is determined by a formula multiplying a factor determined by the number of years of service to the Bank with an average of the highest five years of compensation. The SERP Plan is unfunded for tax purposes and under Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Bank purchased single premium life insurance policies in connection with the implementation of the plan, which policies provide protection against the adverse financial effects from the death of a participant. Although the participants are the named insureds, the Bank is the owner and beneficiary under the policies.

Of the named executives, Mr. Switzer and Ms. Smith are eligible for early retirement benefits under the SERP Plan.

Non Qualified Deferred Compensation at December 31, 2007, Fiscal Year-End

NAME	EXECUTIVE CONTRIBUTION ($)	COMPANY CONTRIBUTION ($)	AGGREGATE EARNINGS FOR THE YEAR ($)	AGGREGATE WITHDRAWALS ($)	AGGREGATE YEAR-END BALANCE ($)
(a)	(b)	(c)	(d)	(e)	(f)
PEO Mel Switzer	12,000[1]	0	20,654	0	315,706[2]
PFO Mary Smith	22,511[3]	0	21,523	0	328,996[4]
A S Cutting	0	0	208	0	3,185[5]
B C Gorham	0	0	0	0	0

(1) This amount is included in the salary column of the Summary Compensation Table.
(2) Includes $288,585 held in the 1995 Sonoma Valley Bank Deferred Compensation Plan and $27,121 held in the 2005 Sonoma Valley Bank Deferred Compensation Plan.
(3) Of this amount, $6,850 is included in the salary column and $7,661 is included in the Non Equity Incentive Plan Compensation column of the Summary Compensation Table.
(4) Includes $280,591 held in the April 1, 1995 Sonoma Valley Bank Deferred Compensation Plan and $48,406 held in the January 1, 2005 Sonoma Valley Bank Deferred Compensation Plan.
(5) This amount is held in the January 1, 2005 Sonoma Valley Bank Deferred Compensation Plan.

Deferred Compensation Plan at December 31, 2007, Fiscal Year-End

Effective January 1, 2005, the Company has two Deferred Compensation Plans. One dated April 1, 1995 is grandfathered under the old rules and the other Plan is effective January 1, 2005 in compliance with Section 409A requirements. The April 1, 1995 Plan no longer received contributions after the year ending December 31, 2004.

Under the terms of the Company's January 1, 2005 Deferred Compensation Plan, for each plan year eligible participants may defer a minimum of $2,000 of each of the participant's base salary, annual bonus or directors' fees and a maximum of 50% of their base salary and 100% of their annual bonus and directors' fees. Prior to any distributions, interest is credited and compounded annually on each participant's account balance at a preferred crediting rate, which is equal to 120% of Moody's Seasoned Corporate Bond rate for the month of August immediately prior to each plan year, rounded up to the nearest whole percentage. Upon retirement, a participant receives his or her account balance and if the balance is paid in installments the undistributed portion is credited with interest and compounded annually at the preferred rate.

Compensation Plan Table

The following table provides aggregate information as of the end of the fiscal year ending December 31, 2007 with respect to all compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	193,110	$14.42	244,158
Equity compensation plans not approved by security holders	0	0	0
Total	193,110	$14.42	244,158

401(k) Plan

In June 1989, as amended in October 1992 for the year beginning January 1992, the Bank adopted a 401(k) employee savings plan (the "401(k) Plan") which provides for a cash deferral arrangement under which all employees, including the named executives, are eligible for participation following three months of employment. The purpose of the 401(k) Plan is to reward eligible employees for their long and loyal service to the Bank and allow them to provide for their retirement.

All eligible employees may contribute between 1% and 20% of their regular cash compensation not to exceed a certain dollar limit that is determined each year by the Internal Revenue Service. For 2007 this limit was $15,500. However, for employees who were 50 years of age or older at the end of the year the limit was $20,500. All employee contributions are fully vested. Each employee is entitled to direct the investment of his or her account into any or all of the available investment funds.

Each payday, the Bank makes a matching contribution on each employee's behalf in an amount equal to 40% of the amount contributed by the employee. The 401(k) Plan allows each participant to become 100% vested upon participation in the plan. Employees leaving the service of the Bank after participating in the plan may withdraw their vested portion, plus their pro rata share of income and forfeitures, and in cash, generally in one payment or in installments.

The Bank made contributions totaling $147,994 in 2007, $148,691 in 2006 and $131,549 in 2005.

POTENTIAL PAYMENTS UPON TERMINATION AND CHANGE IN CONTROL

The following table describes the potential payments upon a hypothetical termination or a change of control of the Company on December 31, 2007, for each of the named executives. The actual amounts that would be paid out can only be determined at the time of the executive's termination of employment.

Executive Benefits and Payments Upon Termination	Termination	Retirement	Termination Following a Change of Control	Death & Disability
Severance Agreement:				
Mel Switzer, Jr.	0	0	$480,000	0
Mary Dieter Smith	0	0	$148,500	0
Sean Cutting	503,000	0	$171,600	0
Cathleen Gorham	0	0	$118,939	0
SERP (1)				
Mel Switzer, Jr.	$160,290	$160,290	$174,862	$174,862
Mary Dieter Smith	$101,338	0	$110,551	$110,551
Sean Cutting	0	0	$117,292	$117,292
Cathleen Gorham	0	0	0	0
Deferred Compensation Plan(2)				
Mel Switzer, Jr.	$315,706	$315,706	$315,706	$315,706
Mary Dieter Smith	$328,996	$328,996	$328,996	$328,996
Sean Cutting	$3,185	$3,185	$3,185	$3,185
Cathleen Gorham	0	0	0	0
Accelerated vesting of outstanding options (3)				
Mel Switzer, Jr.	0	0	0	0
Mary Dieter Smith	0	0	0	0
Sean Cutting	0	0	$19,994	0
Cathleen Gorham	0	0	0	0
Accelerated vesting of restricted shares (4)				0
Mel Switzer, Jr.	0	0	$50,300	0
Mary Dieter Smith	0	0	$60,360	0
Sean Cutting	0	0	$100,600	0
Cathleen Gorham	0	0	$60,360	0

(1) Provides for benefits equal to a percentage of the accrued benefit amount upon retirement or involuntary termination following a change of contro upon death or disability. The amounts indicated are paid annually to the executive for fifteen years.   The Company owns sufficient life insurance on Plan Participants to fully fund amounts in the event of a premature death.
(2) Aggregate account as of December 31, 2007. The amounts shown in the Nonqualified Deferred Compensation table include the amounts shown in this column.
(3) Calculated as the difference between the grant price of in-the-money exercisable options and the closing price of the Company's common stock on December 31, 2007 ($25.15), multiplied by the number of such options as of December 31, 2007. This calculation includes all options that were exercis on December 31, 2007 and would become exercisable after the executive's termination following a change of control.
(4) Calculated based on the closing price of the Company's common stock on December 31, 2007.

The Company has not entered into employment agreements with any of the named executive officers. As a result of their at-will employment, upon termination of employment the named executive officers will be entitled only to their accrued compensation as of the date of termination and such other benefits generally available to all employees upon termination in a manner consistent with the Company's employment policies.

On October 21, 2003, the Company entered into Severance Agreements with its Chief Executive Officer, Mel Switzer, and its Chief Financial Officer, Mary Dieter Smith. On March 17, 2004, the Company entered into a Severance Agreement with its Chief Lending Officer, Sean C. Cutting. On July 20, 2005, the Company entered into a Severance Agreement with its Chief Operating Officer, Cathleen Gorham. The Severance Agreement with Mr. Switzer provides for payment to him equal to two years of his base salary in the event that he is terminated within 24 months following a change of control of the Company. Similarly, the Severance Agreements with Ms. Smith, Mr. Cutting and Ms. Gorham provide for payment to each equal to one year of their individual base salary in the event either is terminated within 24 months following a change of control of the Company. The Severance Agreements are not employment agreements and provide for payment of the severance only in the event of the occurrence of the specified circumstances. All Severance Agreements are effective through October 20, 2008, subject to extension by mutual agreement of the Company and each executive. The Company has assumed the obligations under these agreements.

Under the terms of the Company's 1996 Stock Option Plan and the 2002 Equity Incentive Plan, upon a change of control all outstanding options, including those held by the named executive officers, vest immediately upon the public announcement of the transaction. A change of control is generally deemed to occur when one transaction or series of transactions results in the issuance of 50% or greater of voting securities, the Company is acquired in some form of merger or consolidation in which the Company does not survive or when substantially all of the assets of the Company are sold.

Under the director benefits agreements, directors are to receive benefits upon a change of control and, in certain circumstances, upon termination. The agreements specify that if a director is terminated by removal for cause, the director forfeits all of his or her rights under the director benefits agreement and is not entitled to any payments. If a director voluntarily terminates his or her directorship or is terminated without cause, he or she is not entitled to any director benefits under the agreements unless a majority of the non-employee directors vote to pay such benefits to the terminated director. However, if a director is terminated following a change of control, the director is entitled to be paid the director benefits regardless of the director's age at the time of termination.

Upon a change of control, executives entitled to benefits under the Company's Supplemental Executive Retirement Plan are entitled to 60% of their accrued benefits.

RELATED PERSON TRANSACTIONS

Certain Relationships and Related Transactions

The Bank has had (and expects to have in the future) banking transactions in the ordinary course of its business with its directors, officers, principal shareholders and their affiliates. These loans are granted on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the same time for comparable transactions with others and, in the opinion of management, do not involve more than the normal risk of collectibility. A part of the Bank Loan Policy details the terms to be followed when making a loan to a director, executive officer or principal shareholder. The extensions of credit are to be made on the same terms and credit worthiness as those to outside borrowers of the Bank and in accordance with Regulation O. The extensions of credit require approval of the Board with the interested party abstaining from participating in the voting. The aggregate loan disbursements and loan payments made in connection with loans to directors, officers, principal shareholders, and affiliates, are as follows:

	2007	2006
Balance, beginning of year	$2,657,000	$2,657,000
Loan Disbursements	703,000	415,000
Loan Payments	(899,000)	(415,000)
Balance, end of year	$2,461,000	$2,657,000

During 2007, the highest amount of aggregate indebtedness of directors, officers, principal shareholders, and affiliates, was $3,025,018 as of June 30, 2007 which represented 11.51% of the Bank's equity capital as of such date.

The Bank leases its Glen Ellen branch office from Sonoma Market Partnership in which director Dale Downing is a partner. Lease expense for the years ended December 31, 2007 and 2006 was $15,294 and $14,705, respectively. The facility is leased for a five year term expiring March 2008 with the option to extend for two additional five year terms at the same Consumer Price Index limitations. The monthly lease payments will be increased annually based upon the Consumer Price Index, but not less than 4% annually.

Section 16(a) Beneficial Ownership Reporting

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than ten percent (10%) of the Company's Common Stock, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Securities and Exchange Commission (the "SEC"). Such executive officers, directors and ten percent (10%) shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that no other filings were required for such persons, the Company believes that, during the year ended December 31, 2007, all of its executive officers, directors and ten percent (10%) shareholders complied with all applicable Section 16(a) filing requirements by filing Form 3, 4 and 5 with the SEC.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Board of Directors has appointed Richardson and Co., certified public accountants, as independent auditors for the Company for 2007. Richardson and Co. has served as independent auditors for the Company since 1993. Shareholders are being asked to ratify this selection at the annual meeting. A representative of Richardson and Co. will be present at the meeting and will be afforded the opportunity to make a statement and respond to appropriate questions.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote "FOR" Proposal No. 2.

OTHER BUSINESS

Audit Fees

The aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements on Form 10-K and the review of the financial statements included in the Company's quarterly reports on Form 10-Q for the fiscal year ended December 31, 2006 was $71,945 and December 31, 2007 was $80,665.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended December 31, 2006 was $9,075 and December 31, 2007 was $5,258.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2006 was $13,180 and December 31, 2007 was $5,731. The services comprising these fees include federal and state income tax returns, quarterly tax estimates and business property tax statements.

All Other Fees

There were no aggregate fees billed for any other professional services rendered by the Company's independent auditors for the fiscal year ended December 31, 2006 and 2007.

The Audit Committee pre-approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was less than 7%.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. A copy of our code of ethics can be found on our website at www.sonomavalleybnk.com/svbethics.pdf. The Company will report any amendment or waiver to the code of ethics on our website within five (5) days.

Shareholder Proposals

In addition to the matters discussed above, proxies will be exercised at the discretion of the Proxy Holders in voting on such other business as may properly be brought before the meeting. Except as discussed below, the only matters which the Board of Directors intends to present or knows will be presented at the meeting are the matters discussed herein. If any proposals are properly brought before the Annual Meeting, or any adjournment or postponement thereof, the Proxy Holders will vote in accordance with their own discretion.

Shareholder Proposals for Next Year's Annual Meeting

Proposals by shareholders intended to be presented at the 2009 Annual Meeting of shareholders must be received by us not later than December 31, 2008, for consideration for possible inclusion in the proxy statement relating to that meeting. All proposals must meet the requirements of Rule 14a-8 of the Exchange Act.

Notices of intention to present proposal at the 2009 Annual Meeting should be addressed to the Secretary of the Company at 202 W. Napa Street, Sonoma, California 95476. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Additional Information and Financial Disclosure

Additional copies of the Annual Report are available upon request. Requests for this statement or a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, free of charge, may be made by writing to Sonoma Valley Bancorp, 202 W. Napa Street, Sonoma, California 95476 or by calling the Company at (707) 935-3200.

Shareholders may send communications to the Board of Directors to the Secretary, Sonoma Valley Bancorp, 202 W. Napa Street, Sonoma, California 95476.

By Order of the Board of Directors

/s/ Suzanne Brangham
Suzanne Brangham, Secretary

SONOMA VALLEY BANCORP
ANNUAL MEETING OF SHAREHOLDERS
June 3, 2008

ABOUT THE MEETING AND VOTING YOUR SHARES

What is the purpose of the Annual Meeting?

The purpose of the annual meeting is to allow you to vote on the matters outlined in the accompanying Notice of Annual Meeting of Shareholders, including the election of the directors.

Who is entitled to vote?

1) Only shareholders of record at the close of business on the record date are entitled to vote at the annual meeting, or any postponements or adjournments of the meeting.

2) Shareholders who hold their shares under their broker – as non-certificated shares or in "street name", are not shareholders of record. Their votes are cast by their broker pursuant to their instructions, and as provided under the rules of the New York Stock Exchange governing broker votes.

How do I vote?

Sign and date each proxy card you receive and return it in the postage-prepaid envelope enclosed with your proxy materials. If you are a registered shareholder and attend the meeting, you may deliver your completed proxy card(s) in person.

If your shares are held by your broker or bank, (in "street name") you will receive a form from your broker or bank seeking instructions as to how your shares should be voted. If you do not instruct your broker or bank how to vote, your broker or bank will vote your shares if it has discretionary power to vote on a particular matter. Brokers generally have discretion to vote on the election of directors and for the ratification of the selection of auditors, unless instructed otherwise by the beneficial owner or unless there is a proxy contest. If you wish to vote your shares at the meeting you must contact your broker for a power of attorney.

Can I change my vote after I return my proxy card?

Yes. If your shares are held by your broker or bank (in "street name") you will need to notify your broker prior to the meeting. If you are a shareholder of record, you have the right to revoke your proxy at any time before the meeting by notifying the Company's Secretary at the following address:

Sonoma Valley Bancorp
202 W. Napa Street
Sonoma, CA 95476

What shares are included on the proxy card(s)?

The shares on your proxy card(s) represent ALL of your shares.

What does it mean if I get more than one proxy card?

If your shares are registered differently and are in more than one account, you will receive more than one proxy card. Sign and return all proxy cards to ensure that all your shares are voted. We encourage you to have all accounts registered in the same name and address (whenever possible). If your shares are held by your broker or bank in "street name," you must contact the broker or bank who holds your shares.

What happens if I abstain?

Proxies marked "abstain" will be counted as shares present for the purpose of determining the presence of a quorum, but for purposes of determining the outcome of a proposal, shares represented by such proxies will not be treated as affirmative votes. For proposals requiring an affirmative vote of a majority of the shares present, an abstention is equivalent to a "no" vote.

ANNUAL MEETING OF SHAREHOLDERS OF
SONOMA VALLEY BANCORP
June 3, 2008

PROXY VOTING INSTRUCTIONS

MAIL -Date, sign and mail your proxy card in the envelope provided as soon as possible.
-OR-
TELEPHONE -Call toll-free **1-800-PROXIES** (1-800-776-9437) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.
-OR-
INTERNET -Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

COMPANY NUMBER   _____

ACCOUNT NUMBER   _____

You may enter your voting instructions at 1-800-PROXIES or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x].

1.   To elect directors to serve for the ensuing year and until their successors are elected.

NOMINEES:

[ ]	FOR ALL NOMINEES	O	Suzanne Brangham
[ ]	WITHHOLD AUTHORITY	O	Dale T. Downing
[ ]	FOR ALL EXCEPT	O	Robert B. Hitchcock
		O	Robert J. Nicholas
		O	Valerie Pistole
		O	Mel Switzer, Jr

       INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold.

2.   To ratify the selection of Richardson and Co. as independent auditors for fiscal year 2008.

       [ ]   FOR   [ ]   AGAINST   [ ]   ABSTAIN

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS ONE AND TWO.

THIS PROXY ALSO DELEGATES DISCRETIONARY AUTHORITY TO VOTE WITH RESPECT TO OTHER BUSINESS WHICH PROPERLY MAY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

PLEASE READ, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT FURNISHED IN CONNECTION THEREWITH.

Yes, I plan to attend the shareholders' meeting _____

Signature of Shareholder   _____   Date: _____

Signature of Shareholder   _____   Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.


SONOMA VALLEY BANCORP
202 W. Napa Street
Sonoma, CA 95476
(707) 935-3200

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
For the Annual Meeting of Shareholders to be held on June 3, 2008


The shares of stock you hold will be voted as you specify on the reverse side. If no choice is specified, the proxy will be voted "FOR" proposals 1 and 2.

By signing the proxy, you revoke all prior proxies and appoint Robert J. Nicholas, Chairman of the Board, and Mel Switzer, Jr. Vice Chairman, President and Chief Executive Officer, and each of them in the absence of the other, with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and all adjournments.


IMPORTANT: SIGNATURE REQUIRED ON REVERSE SIDE
